EXHIBIT 99.1
                                                                    ------------



                                                               C O M P T O N
                                                           ---------------------
                                                           PETROLEUM CORPORATION


                                  NEWS RELEASE

FOR IMMEDIATE RELEASE


             COMPTON PETROLEUM ANNOUNCES SECOND QUARTER 2003 RESULTS
             -------------------------------------------------------

CALGARY, ALBERTA - Compton Petroleum Corporation (TSX - CMT) is pleased to announce its financial and operating results for the three months ended June 30, 2003.

HIGHLIGHTS:

     o Record six month cash flow of $88.0 million, second quarter cash flow of $39.9 million
     o    Acquisition of Mazeppa gas plant
     o Record six month net earnings of $96.6 million, three month earnings of $64.8 million
     o    Continued excellent drilling results, 90 percent success rate
     o    Average production of 25,659 boe per day in the second quarter

Revenue rose 82 percent to $175.7 million for the six months ended June 30, 2003 from $96.6 million during the comparable period in 2002. Cash flow of $88.0 million in the first six months of 2003, increased 110 percent from $42.0 million in 2002. Increases in revenue and cash flow resulted from additional production and higher realized prices.

Net earnings for the quarter increased 487 percent from $11.0 million in 2002 to $64.8 million in 2003. In addition to increases in production and commodity prices, net earnings in the second quarter of 2003 benefited from an $18.8 million before tax ($15.1 after tax) unrealized exchange gain on the Company's U.S. dollar denominated bonds and a $23.2 million recovery of future income taxes due to a reduction in federal and provincial income tax rates on income earned from resource activities.

Average second quarter production of 25,659 boe per day increased four percent from the comparable second quarter of 2002. Average production for the second quarter was virtually the same as the first quarter due to facilities constraints.

The acquisition of the Mazeppa and Gladys gas plants and related infrastructure by a limited partnership, managed and controlled by Compton, closed during the second quarter. This provides Compton access to processing alternatives and increased control of facility expansion in the area. Engineering studies are underway for expansion of both the sweet and sour gas capacity at Mazeppa.

At Brant, the offloading of gas production to the ATCO sales pipeline was completed and operational on July 25, 2003. This opened up 8 mmcf per day of capacity at Mazeppa which was immediately filled by existing gas behind pipe. Compton is also continuing to debottleneck and add pipelines in Southern Alberta.

The outlook for Compton remains positive. Processing constraints are being eliminated and additional production behind pipe will be brought on line. Current drilling results continue to be strong. Drilling results to date have expanded the Hooker trend six miles to the North while Niton shows considerable promise. Financially, Compton experienced record cash flows of $88.0 million and earnings of $96.6 million for the six months ended June 30, 2003. Compton is well positioned for sustainable growth and will continue to create long term value for its shareholders.

FINANCIAL SUMMARY
---------------------------------------------------------------------------------------------------------------
                                             THREE MONTHS ENDED JUNE 30,          SIX MONTHS ENDED JUNE 30,
($000s except per share amounts)           2003         2002        CHANGE       2003       2002        CHANGE
---------------------------------------------------------------------------------------------------------------
Gross revenue                             83,305       54,018         54%      175,749     96,566         82%
Cash flow from operations(1)              39,888       23,591         69%       88,048     42,005        110%
  Per share  - basic(1)                     0.34         0.21         62%         0.76       0.37        105%
             - diluted(1)                   0.33         0.20         65%         0.72       0.36        100%
EBITDA1                                   46,320       28,217         64%      100,922     49,253        105%
Net earnings                              64,750       11,026        487%       96,644     14,498        567%
  Per share  - basic                        0.56         0.10        460%         0.83       0.13        538%
             - diluted                      0.53         0.09        489%         0.79       0.12        558%
Capital expenditures                      56,953       22,746        150%       95,508     42,617        124%
Weighted averages shares
(000s)
             - basic                                                           116,367    113,306          3%
             - diluted                                                         122,304    118,239          3%
---------------------------------------------------------------------------------------------------------------

(1) Cash flow and EBITDA are Non-GAAP measures. Cash flow represents net income before exploration costs, DD&A, future taxes and other non-cash expenses. EBITDA represents earnings from operations before interest, taxes, depletion, depreciation and amortization and unrealized foreign exchange gain.


OPERATING SUMMARY
--------------------------------------------------------------------------------------------------------
                                   THREE MONTHS ENDED JUNE 30,          SIX MONTHS ENDED JUNE 30,
(6:1 boe conversion)              2003        2002       CHANGE       2003        2002        CHANGE
--------------------------------------------------------------------------------------------------------
Average production
   Natural gas (mmcf/d)              119        109         9%           119         108        10%
   Liquids (bbls/d)                5,910      6,610       -11%         5,988       6,605        -9%
   Total (boe/d)                  25,659     24,737         4%        25,755      24,591         5%
Average pricing
   Natural gas ($/mcf)              6.08       3.61        68%          6.45        3.27        97%
   Liquids ($/bbl)                 33.03      30.41         9%         34.33       27.43        25%
   Total ($/boe)                   35.68      24.00        49%         37.70       21.70        74%
Cash flow netback ($/boe)          17.08      10.57        62%         18.89        9.48        99%
--------------------------------------------------------------------------------------------------------

OPERATIONS REVIEW
--------------------------------------------------------------------------------

DRILLING SUMMARY

During the second quarter of 2003, Compton drilled 21 gross (20 net) wells. Of the 21 wells drilled, 11 were classified as exploratory and 10 as development wells. Due to unseasonably wet spring weather and a lengthy spring break up, the Company's drilling programs were delayed in the second quarter. However, Compton will accelerate its third and fourth quarter drilling activity to meet its 2003 budget.

Second quarter 2003 drilling results are summarized below:

--------------------------------------------------------------------------------
AREA                         GAS     OIL     D&A     TOTAL       NET    SUCCESS
--------------------------------------------------------------------------------

Southern Alberta             15       1       0        16         15      100%
Central Alberta               1       0       0         1          1      100%
Peace River Arch              1       1       2         4          4       50%
--------------------------------------------------------------------------------
TOTAL                        17       2       2        21         20       90%
--------------------------------------------------------------------------------

SOUTHERN ALBERTA

Southern Alberta continues to be a major focus for the Company and covers an extensive area starting north of Calgary and continuing south through the Aphrodite and Callum areas. The area is prospective for multi-zone natural gas, including Belly River, Basal Quartz and Crossfield gas. In the second quarter of 2003 the company drilled a total of 16 wells in the area, nine of which were exploratory and seven were development wells. All were successful.

Compton drilled two horizontal wells targeting Basal Quartz sands in the northern extension of Hooker. The Company intends to drill eight follow-up locations in 2003 and has identified a further eight future drilling locations in Hooker proper. An exploratory well was also drilled on the eastern side of the Hooker play. The well extended the play two miles to the southeast, across predominantly 100% Compton acreage.

A vertical downspace development well was drilled in the Hooker trend at 11-4-17-29W4, with very good results. The location provided geological and reservoir data which further confirmed Compton's understanding of the Hooker play.

The Company drilled one exploratory oil well at Long Coulee, south of Vulcan. The well targeted the Glauconite zone, and resulted in an extension of the pool. Completion is ongoing and two future follow-up drilling locations have been identified as a result.

Continuing with the Company's shallow gas program, Compton drilled four wells at Brant and five wells at Gladys targeting multi-zone Belly River sands, with very positive results.

During the first quarter of 2003, Compton drilled its first exploratory well at Aphrodite. Testing of the well was initiated in the second quarter and continues into the third quarter. The Company is encouraged with the results and will continue its drilling program in the Aphrodite area.

CENTRAL ALBERTA

Drilling in Central Alberta was delayed in the second quarter due to wet spring weather. The Company has continued pursuing surface leases and licensing activity in preparation of accelerated drilling in the third and fourth quarters.

Compton drilled one development gas well at Niton. Compton re-entered and deepened an existing well bore. Eleven locations have been identified from previous drilling and recompletion work.

In the first quarter, the Company drilled an exploratory well targeting Rock Creek and Gething sands. Compton completed the well in the second quarter and is extremely pleased with the results of this well.

With the Company's ongoing success in Central Alberta, Compton is continuing its aggressive land acquisition program in the area.

PEACE RIVER ARCH

Compton drilled four wells in the Arch with a 50 percent success rate. A successful development oil well was drilled at Cecil.

Elsewhere in the Arch, a Dunvegan exploratory gas well was completed at Howard. A follow-up well was spudded in the third quarter with three follow-up locations planned in 2003. Two exploratory wells were drilled and abandoned in the north and west of Clayhurst.

The waterflood project at Worsley continues to show success and a second pilot project has been initiated.

FACILITIES

Compton currently processes the majority of its Southern Alberta natural gas production through its Mazeppa and Gladys facilities, which are operating at their maximum combined capacity of 88 mmcf per day. Acquisition of the Mazeppa and Gladys gas plants and related infrastructure by Mazeppa Processing Partnership ("MPP") closed during the second quarter.

Compton has commenced engineering studies to increase the gas processing capacity of the Mazeppa plant. By the end of 2003, MPP intends to build a 45 mmcf per day sweet gas plant adjacent to the existing Mazeppa plant. Additionally, the sour gas capacity of Mazeppa will be expanded by 10 mmcf per day to 90 mmcf per day by September 30, 2003.

In addition to expanding the Mazeppa plant, MPP plans to expand the Gladys plant to 15 mmcf per day from 8 mmcf per day. Compton is currently conducting an engineering study and anticipates expansion work to commence late in the fourth quarter of 2003.

Compton has also been debottlenecking the Hooker pipeline system. In the second quarter of 2003, 20 kilometres of pipeline was installed in the south end of Hooker. The final step to remove all pipeline restrictions at Hooker will be completed in the third quarter of 2003 with the twinning of 2.5 kilometres of pipeline immediately south of the Mazeppa gas plant. Once this pipe is installed, the Hooker pipeline capacity will increase to 80 mmcf per day and be non-restrictive.

To add further Southern Alberta capacity, the Company is now offloading Brant gas production to the ATCO sales pipeline. Compton received EUB approval to construct a 20 mmcf per day compression and dehydration facility. The Brant 9-17-19-27W4 facility was operational on July 25, 2003 allowing Compton to tie in its first and second quarter Brant Belly River wells. This opened up 8 mmcf per day of capacity at Mazeppa which was immediately filled by bringing on existing gas behind pipe.

OUTLOOK

A very wet spring and an extended break up period delayed the Company's second quarter drilling program and well completions. This, together with processing constraints in the South, resulted in production for the second quarter being basically flat with that of the first quarter of 2003.

With an accelerated third and fourth quarter drilling program; the tie-in of Brant production to the ATCO sales pipeline; and, with facilities expansion plans underway in the South, the Company is well positioned to realize significant production growth during the second half of 2003.

Compton currently has 3,900 boe per day of shut-in and behind pipe production. Gas plant and pipeline expansions are on track and will allow the Company to place this production on stream during the second half of 2003.

Third quarter production will however, be impacted by a ten to fifteen day shut-in of the Mazeppa gas plant during September for turnaround including the 10 mmcf per day capacity expansion.


MANAGEMENT'S DISCUSSION AND ANALYSIS
--------------------------------------------------------------------------------

MANAGEMENT'S DISCUSSION AND ANALYSIS ("MD&A") SHOULD BE READ IN CONJUNCTION WITH THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2003 AND THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS AND MD&A FOR THE YEAR ENDED DECEMBER 31, 2002, AVAILABLE IN PRINTED FORM ON REQUEST AND POSTED ON THE COMPANY'S WEBSITE. PER BARREL OF OIL EQUIVALENT AMOUNTS HAVE BEEN CALCULATED USING A CONVERSION RATE OF 6 THOUSAND CUBIC FEET OF NATURAL GAS BEING EQUAL TO 1 BARREL OF OIL (6 MCF = 1 BOE).

INCLUDED IN THE MD&A ARE REFERENCES TO TERMS COMMONLY USED IN THE OIL AND GAS INDUSTRY SUCH AS CASH FLOW AND CASH FLOW PER SHARE. THESE TERMS ARE NOT DEFINED BY GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA. CONSEQUENTLY THESE ARE REFERRED TO AS NON-GAAP MEASURES.

PRODUCTION

For the quarter ended June 30, 2003 production averaged 25,659 bbls per day, an increase of four percent from second quarter 2002 production of 24,737 bbls per day. Natural gas production averaged 119 mmcf per day, an increase of nine percent from the same quarter last year. Liquids production, which includes both light oil and natural gas liquids, decreased by 11 percent to 5,910 bbls per day from 6,610 bbls per day in the corresponding period in 2002 and reflects the Company's continued emphasis on natural gas targets.

In comparison to the first half of 2002, Compton's natural gas and liquids production for the first six months of 2003 increased five percent. During the first half of 2003, natural gas production averaged 119 mmcf per day and liquids production averaged 5,988 bbls per day.

REVENUE AND PRICING

Second quarter natural gas prices remained strong due to lower than expected North American storage levels and no foreseeable increase in production. Petroleum and natural gas revenue for the three months ended June 2003 increased by 54 percent to $83.3 million, as compared to $54.0 million in the same period last year.

Natural gas revenue was $65.5 million, an increase of 83 percent from the same period last year and is directly attributable to higher volumes and higher gas prices. The Company realized an average wellhead gas price of $6.08 per mcf in the second quarter of 2003, an increase of 68 percent over the second quarter of 2002. The year to date average gas price of $6.45 per mcf is 97 percent higher than in the first half of 2002.

The Company's realized second quarter 2003 gas price reflects a $0.16 per mcf loss from the Company's hedging program. Additionally, approximately 18 percent of the Company's natural gas production remains committed to aggregator contracts, which received on average, $1.60 per mcf less during the quarter than prices Compton received from non-aggregator volumes.

Light oil and natural gas liquids revenue for the second quarter of 2003 was $17.8 million compared to $18.3 million realized for the same period in 2002. Higher prices realized in the second quarter of 2003 were offset by lower liquids production volumes. The Company's liquids price averaged $33.03 per barrel in the second quarter, a nine percent increase from the $30.41 per barrel realized during the same quarter in 2002. The Company's oil hedging program resulted in a loss of $502,700 in the second quarter, which was offset in its entirety by a related foreign exchange hedge gain. In the first half of 2003, Compton's liquids price was $34.33 per barrel, an increase of 25 percent from the same period in 2002.

HEDGING

Compton enters into hedge transactions to manage fluctuations in commodity prices to support its capital expenditure program. Oil and gas revenues for the second quarter include losses of $1.7 million on such transactions.

Current outstanding hedges for 2003 are as follows:

----------------------------------------------------------------------------------------------------------------------
COMMODITY        TYPE                TERM                  DAILY VOLUME      PRICE                        INDEX
----------------------------------------------------------------------------------------------------------------------
Natural gas      Collar   November 2002 - March 2003          23.8 mmcf      $4.33/mcf - $7.18/mcf         AECO
Natural gas      Collar   April 2003 - October 2003           33.3 mmcf      $4.88/mcf - $7.93/mcf         AECO
Natural gas      Fixed    April 2003 - October 2003            4.8 mmcf      $6.85/mcf                     AECO
Crude oil        Fixed    January 2003 - December 2003       1,500 bbls      US$27.00/bbl                  WTI
Crude oil        Collar   January 2003 - December 2003         500 bbls      US$23.50/bbl -                WTI


                                                               DAILY
FOREIGN                                                       NOTIONAL
CURRENCY         TYPE                TERM                      AMOUNT        EXCHANGE RATE             INDEX RATE
----------------------------------------------------------------------------------------------------------------------
US$              Fixed    January 2003 - December 2003       US$37,250       1.583 C$ / US$        Bank of Canada Noon
----------------------------------------------------------------------------------------------------------------------

ROYALTIES
-----------------------------------------------------------------------------------------------------------
ROYALTY ANALYSIS                          THREE MONTHS ENDED JUNE 30,          SIX MONTHS ENDED JUNE 30,
                                         2003        2002       CHANGE       2003        2002       CHANGE
-----------------------------------------------------------------------------------------------------------
Total ($000s)                           20,889      11,930        75%       43,813      21,142        107%
Percentage of revenue                    25.1%       22.1%                   24.9%       21.9%
-----------------------------------------------------------------------------------------------------------

Royalty expense, net of credits, for the three month and six month periods ended June 30, 2003 totaled $20.9 million and $43.8 million, respectively. The effective overall royalty rate in the second quarter of 2003 was 25.1 percent compared to 22.1 percent during the same period in 2002. The Alberta Crown royalty structure imposes higher royalty rates at higher commodity prices and conversely, lower royalty rates at lower commodity prices.


OPERATING EXPENSES
-----------------------------------------------------------------------------------------------------------
OPERATING COST ANALYSIS                   THREE MONTHS ENDED JUNE 30,          SIX MONTHS ENDED JUNE 30,
                                         2003        2002       CHANGE       2003        2002       CHANGE
-----------------------------------------------------------------------------------------------------------
Total ($000s)                           12,935      11,540        12%       25,064     21,855         15%
Per boe                                  5.54        5.13                    5.38       4.91
-----------------------------------------------------------------------------------------------------------

Operating expenses for the second quarter of 2003 amounted to $12.9 million, an increase of 12 percent from the $11.5 million incurred during the same period last year. On a barrel of oil equivalent basis, operating costs were $5.54 per boe as compared to $5.13 per boe last year during the second quarter, primarily as a result of higher utility costs and the opening of two additional field offices in Central Alberta.

GENERAL AND ADMINISTRATIVE EXPENSES

The Company's general and administrative expenses for the second quarter of 2003 totaled $3.2 million as compared to $2.3 million in the second quarter of 2002. The major contributors to the increase are higher insurance costs, an increase in salary costs of personnel and a general increase in overall operating costs. On a per barrel basis, general and administrative expenses were $1.35 in the second quarter of 2003 as compared to $1.04 for the second quarter of 2002.

INTEREST EXPENSE

Interest expense was $6.5 million in the quarter ended June 30, 2003, compared to $4.3 million in the second quarter of 2002. The increase is attributable to higher debt servicing costs associated with the long-term U.S. dollar denominated bonds issued in May 2002 and an increase in the Company's credit facilities during the quarter.

DEPLETION, DEPRECIATION AND SITE RESTORATION
-----------------------------------------------------------------------------------------------------------
DD&A ANALYSIS                             THREE MONTHS ENDED JUNE 30,          SIX MONTHS ENDED JUNE 30,
                                         2003        2002       CHANGE       2003        2002       CHANGE
-----------------------------------------------------------------------------------------------------------
Total ($000s)                           16,589      14,047        18%       29,480     26,427         12%
Per boe                                  7.10        6.24                    6.32       5.94
-----------------------------------------------------------------------------------------------------------

In the second quarter of 2003, the Company's depletion and depreciation expense, which includes a provision for the future costs of abandonments and restoration, was $16.6 million up from $14.0 million in the second quarter of 2002. On a barrel of oil equivalent basis, second quarter depletion and depreciation was $7.10 per boe as compared to $6.24 per boe in 2002.

INCOME TAXES

During the second quarter of 2003, a non-cash gain was recorded in respect of substantially enacted federal and provincial income tax rate reductions on income earned from resource activities as summarized below.

-----------------------------------------------------------------------------------------------------------
PROVISION FOR FUTURE INCOME TAXES            THREE MONTHS ENDED JUNE 30,        SIX MONTHS ENDED JUNE 30,
($000S)                                          2003               2002             2003           2002
-----------------------------------------------------------------------------------------------------------
Future income taxes                              13,973             6,732           34,996          9,294
Future tax rate reduction                       (37,130)               --          (37,130)            --
-----------------------------------------------------------------------------------------------------------
Total                                           (23,157)            6,732           (2,134)         9,294
-----------------------------------------------------------------------------------------------------------

OPERATING CASH FLOW AND NET EARNINGS

The Company's cash flow and net earnings benefited from increased production volumes and higher commodity prices. Cash flow from operations in the second quarter of 2003 was $39.9 million ($0.34 per share basic), a 69 percent increase compared to second quarter 2002 cash flow of $23.6 million ($0.21 per share basic).

Net earnings for the quarter totaled $64.8 million ($0.56 per share basic), a 487 percent increase from the $11.0 million ($0.10 per share basic) earned in the second quarter of 2002. This represents an increase of 103 percent from first quarter 2003 net earnings. The increase in second quarter 2003 earnings is attributable to higher realized prices, an unrealized foreign exchange gain of $18.8 million before tax ($15.1 million after tax) on the translation of the Company's U.S. dollar long term notes and a $23.2 million recovery of future income taxes due to a reduction in federal and provincial income tax rates on income earned from resource activities.

CAPITAL EXPENDITURES

During the six months ended June 30, 2003, the Company incurred $95.5 million of exploration and development expenditures, an increase of 124 percent over capital spending in the same period of 2002. The increase in exploration and development expenditures reflects the Company's expanded drilling program, land acquisitions, and ongoing facility work to eliminate constraints.

Compton's year to date 2003 capital expenditures are summarized as follows:

----------------------------------------------------------------------------------------------------
FIRST SIX MONTHS                                                2003                   2002
CAPITAL EXPENDITURES BY CATEGORY                        ($000S)         %      ($000S)        %
----------------------------------------------------------------------------------------------------
Land and seismic                                         16,865         18       6,044       14
Drilling and completions                                 48,558         51      23,102       54
Production facilities                                    21,365         22       9,906       24
Property acquisitions / dispositions, net                 8,720          9       3,565        8
----------------------------------------------------------------------------------------------------
Total capital expenditures                               95,508        100      42,617      100
----------------------------------------------------------------------------------------------------


LIQUIDITY AND CAPITAL RESOURCES

During the second quarter, subsequent to annual review, the Company's syndicated credit facilities were renewed. The renewed facilities were increased to $185 million, comprised of a $175 million extendable revolving credit facility and a $10 million working capital facility.

As at June 30, 2003, the Company's total outstanding debt, net of working capital, was $241.4 million. During the quarter, the Company's bank debt increased $70.8 million which included an amount of $55.2 advanced to and receivable from Mazeppa Processing Partnership as interim funding for the acquisition of the Mazeppa and Gladys gas plants and related infrastructure in Southern Alberta. The Partnership is currently securing financing, the proceeds of which will be used to repay the note and fund expansions.


--------------------------------------------------------------------------------

FORWARD LOOKING STATEMENTS

Certain information regarding the Company contained herein may constitute forward-looking statements under applicable securities laws. Such statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking statements.

--------------------------------------------------------------------------------

CONFERENCE CALL

Compton will be conducting a conference call and audio webcast on Thursday August 21, 2003 at 9:15 a.m. Mountain Daylight Time (11:15 a.m. EDT) to discuss the Company's 2003 second quarter results. To participate in the conference call, please contact the Conference Operator at 9:05 a.m. (MDT), ten minutes prior to the call.

Conference Operator Dial-in Number:   Toll-Free 1 (800) 814-4857
                                      Local Toronto (416) 640-4127

Audio webcast:
English Event URL: HTTP://WWW.NEWSWIRE.CA/WEBCAST/VIEWEVENTCNW.HTML?EVENTID=618860
French Event URL:  HTTP://WWW.CNW.CA/WEBCAST/VIEWEVENTCNW.HTML?EVENTID=618860

The audio replay will be available two hours after the conclusion of the conference call and will be accessible until August 28, 2003. Callers may dial toll-free 1 (877) 289-8525 and enter Access Code 21015292# (followed by the pound key).

================================================================================
COMPTON PETROLEUM CORPORATION
CONSOLIDATED BALANCE SHEETS
(thousands of dollars)
--------------------------------------------------------------------------------

                                                        June 30,    December 31,
                                                            2003            2002
                                                     ===========    ============
                                                     (unaudited)
ASSETS

Current

   Cash                                                 $     --        $ 14,725
   Accounts receivable and other                          95,707          80,689
   Note receivable (Note 2)                               55,197              --
                                                        --------        --------

                                                         150,904          95,414
Property and equipment                                   775,311         708,414
Deferred financing charges                                12,505          13,444
                                                        --------        --------

                                                        $938,720        $817,272
                                                        ========        ========

LIABILITIES

Current

   Bank debt (Note 3)                                   $110,752        $ 40,000
   Accounts payable                                       57,804          63,275
                                                        --------        --------

                                                         168,556         103,275
Senior term notes (Note 4)                               223,625         260,634
Capital lease obligations                                    109             126
Future income taxes (Note 8)                             203,038         205,193
Future site restoration                                    2,630           2,245
                                                        --------        --------

                                                         597,958         571,473
                                                        --------        --------

SHAREHOLDERS' EQUITY

Capital stock (Note 5)                                   129,168         128,079
Retained earnings                                        211,594         117,720
                                                        --------        --------

                                                         340,762         245,799
                                                        --------        --------

                                                        $938,720        $817,272
                                                        ========        ========

================================================================================
COMPTON PETROLEUM CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
(thousands of dollars, except per share amounts)
(unaudited)
--------------------------------------------------------------------------------

                                              THREE MONTHS ENDED                       SIX MONTHS ENDED
                                                   JUNE 30,                                JUNE 30,
                                           2003               2002                 2003                2002
                                        =========           =========           =========           =========
REVENUE
  Oil and gas revenues                  $  83,305           $  54,018           $ 175,749           $  96,566
  Royalties, net                          (20,889)            (11,930)            (43,813)            (21,142)
                                        ---------           ---------           ---------           ---------

                                           62,416              42,088             131,936              75,424
                                        ---------           ---------           ---------           ---------

EXPENSES
  Operating                                12,935              11,540              25,064              21,855
  General and administrative                3,161               2,331               5,950               4,316
  Interest and finance costs                6,537               4,310              13,150               6,560
  Depletion and depreciation               16,589              14,047              29,480              26,427
                                        ---------           ---------           ---------           ---------

                                           39,222              32,228              73,644              59,158

  Foreign exchange gain (Note 4)          (18,827)             (8,465)            (36,999)             (8,465)
                                        ---------           ---------           ---------           ---------

                                           20,395              23,763              36,645              50,693
                                        ---------           ---------           ---------           ---------

EARNINGS BEFORE TAXES                      42,021              18,325              95,291              24,731
                                        ---------           ---------           ---------           ---------

TAXES
  Future income taxes (recovery)          (23,157)              6,732              (2,134)              9,294
  Capital taxes                               428                 567                 781                 939
                                        ---------           ---------           ---------           ---------

                                          (22,729)              7,299              (1,353)             10,233
                                        ---------           ---------           ---------           ---------

NET EARNINGS                               64,750              11,026              96,644              14,498

RETAINED EARNINGS,
beginning of period                       148,154             104,421             117,720             101,288
                                        ---------           ---------           ---------           ---------

                                          212,904             115,447             214,364             115,786
Premium on redemption of shares            (1,310)               (570)             (2,770)               (909)
                                        ---------           ---------           ---------           ---------

RETAINED EARNINGS,
end of period                           $ 211,594           $ 114,877           $ 211,594           $ 114,877
                                        =========           =========           =========           =========

EARNINGS PER SHARE
  Basic                                 $    0.56           $    0.10           $    0.83           $    0.13
                                        =========           =========           =========           =========

  Diluted (Note 7)                      $    0.53           $    0.09           $    0.79           $    0.12
                                        =========           =========           =========           =========

================================================================================
COMPTON PETROLEUM CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOW
(thousands of dollars, except per share amounts)
(unaudited)
--------------------------------------------------------------------------------

                                                    THREE MONTHS ENDED                 SIX MONTHS ENDED
                                                        JUNE 30,                            JUNE 30,
                                                  2003              2002             2003              2002
                                               ---------         ---------         ---------         ---------
CASH DERIVED FROM (APPLIED TO)

OPERATING ACTIVITIES
  Net earnings                                 $  64,750         $  11,026         $  96,644         $  14,498
  Items not affecting cash
    Depletion and depreciation                    16,589            14,047            29,480            26,427
    Future income taxes                          (23,157)            6,732            (2,134)            9,294
    Amortization of deferred charges                 543               251             1,067               251
    Unrealized foreign exchange gain             (18,837)           (8,465)          (37,009)           (8,465)
                                               ---------         ---------         ---------         ---------

  Cash flow from operations                       39,888            23,591            88,048            42,005
  Change in non-cash working capital               2,114             8,044            (9,228)            9,097
                                               ---------         ---------         ---------         ---------

                                                  42,002            31,635            78,820            51,102
                                               ---------         ---------         ---------         ---------

FINANCING ACTIVITIES
  Increase (decrease) in bank loan                70,752          (230,000)           70,752          (230,000)
  Capital lease obligations                          (12)              (28)              (18)              (55)
  Issue of senior notes                               --           259,050                --           259,050
  Notes receivable                               (55,197)               --           (55,197)               --
  Deferred financing charges                        (100)          (14,435)             (129)          (14,435)
  Proceeds from share issues, net                    645               489             1,727               814
  Redemption of common shares                     (1,643)             (762)           (3,511)           (1,234)
  Change in non-cash working capital              (4,508)               --            (1,376)               --
                                               ---------         ---------         ---------         ---------

                                                   9,937            14,314            12,248            14,140
                                               ---------         ---------         ---------         ---------

  Cash available for investing activities         51,939            45,949            91,068            65,242
                                               ---------         ---------         ---------         ---------

INVESTING ACTIVITIES
  Property and equipment additions               (49,753)          (19,492)          (86,788)          (37,827)
  Property acquisitions                           (7,200)           (2,041)           (8,720)           (3,749)
  Property dispositions                               --                12                --               184
  Site restoration                                  (278)              (78)             (400)              (99)
  Change in non-cash working capital              (7,281)          (21,209)           (9,885)          (28,163)
                                               ---------         ---------         ---------         ---------

                                                 (64,512)          (42,808)         (105,793)          (69,654)
                                               ---------         ---------         ---------         ---------


CHANGE IN CASH                                   (12,573)            3,141           (14,725)           (4,412)

CASH, beginning of period                         12,573            (2,501)           14,725             5,052
                                               ---------         ---------         ---------         ---------

CASH, end of period                            $      --         $     640         $      --         $     640
                                               =========         =========         =========         =========

================================================================================
COMPTON PETROLEUM CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
June 30, 2003
--------------------------------------------------------------------------------


1.     BASIS OF PRESENTATION

The consolidated financial statements of Compton Petroleum Corporation (the "Company") have been prepared by management in accordance with accounting principles generally accepted in Canada. Certain information and disclosure normally required to be included in notes to annual consolidated financial statements have been condensed or omitted. The consolidated interim financial statements should be read in conjunction with the audited consolidated financial statements and the notes thereto in the Company's annual report for the year ended December 31, 2002. The consolidated interim financial statements have been prepared following the same accounting policies and methods of computation as the audited consolidated financial statements for the year ended December 31, 2002.


2.     NOTE RECEIVABLE

On June 18, 2003, the Company provided interim funding to Mazeppa Processing Partnership ("MPP") and advanced MPP $55.2 million to acquire the Mazeppa and Gladys gas plants and associated infrastructure. In exchange, the Company took back a demand interest bearing promissory note. MPP is a Limited Partnership, the General Partner of which, MPP Ltd., is a wholly owned subsidiary of Compton. MPP is currently arranging alternate financing which will be used to repay the promissory note and fund expansion of the facilities.


3.     CREDIT FACILITIES
                                              JUNE 30,        December 31,
                                                  2003                2002
                                          ------------        ------------
                                              ($000's)             ($000's)

Bank credit facilities                    $    110,752        $     40,000
                                          ============        ============


As at June 30, 2003, the Company had authorized syndicated senior credit facilities, with Canadian financial institutions, in the amount of $168 million (2002 - $168 million). The senior credit facilities consist of a $158 million (2002 - $158 million) extendible revolving credit facility and a $10 million (2002 - $10 million) working capital facility. Advances under the facilities can be drawn in either Canadian or U.S. funds. The facilities bear interest at the lenders' prime lending rate or at the Bankers' Acceptance rate or LIBOR plus a margin based on the ratio of total consolidated debt to cash flow, currently set at 0.125%, 1.125% and 1.125%, respectively. These facilities matured on July 9, 2003 and were subsequently renewed. The new facility increases the extendible revolving credit facility to $175 million and a $10 million working capital facility. The credit facilities are secured by a first fixed and floating charge debenture covering all the Company's assets and undertakings.

================================================================================
COMPTON PETROLEUM CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
June 30, 2003
--------------------------------------------------------------------------------


4.       SENIOR TERM NOTES

                                              JUNE 30, 2003    DECEMBER 31, 2002
                                                 (000'S)            (000'S)
                                              -------------    -----------------

Senior term notes (US$165,000,000)
  Proceeds on issuance                        $     259,051       $      259,051
  Unrealized foreign exchange (gain) loss           (35,426)               1,583
                                              -------------    -----------------

                                              $     223,625       $      260,634
                                              -------------    -----------------

Senior term notes are comprised of US$165 million senior unsecured notes bearing interest at 9.9 percent with principal repayable on May 15, 2009. Interest is payable on May 15 and November 15 of each year, beginning on November 15, 2002. These senior notes are unsecured and are subordinate to the Company's bank credit facilities.

The Company entered into interest rate swap arrangements with its banking syndicate whereby interest paid by the Company on the US$165 million principal amount will be based upon the 90 day Bankers' Acceptance rate plus 4.85 percent. This arrangement resulted in an effective interest rate of 8.06 percent during period ended June 30, 2003.

Translation of the US$ denominated notes on June 30, 2003 resulted in the recognition of a foreign exchange gain of $37 million (2002 - $8.5 million).

5.     CAPITAL STOCK

a)     AUTHORIZED
       Unlimited number of common shares
       Unlimited number of preferred shares, issuable in series

b)     ISSUED AND OUTSTANDING

                                                        JUNE 30, 2003                DECEMBER 31, 2002
                                                        -------------                -----------------
                                                 NUMBER           AMOUNT            Number         Amount
                                               OF SHARES          (000'S)         Of Shares        (000's)
                                              -------------    -------------    -------------    ------------
COMMON SHARES
  Balance, beginning of period                  116,270,931       $  128,079      113,105,450       $ 116,572
     Issued for cash, net                                --               --        3,085,175           9,711
     Issued for property                             15,000               80          350,000           1,225
     Issued for cash on exercise of options         723,847            1,750          526,506           1,397
     Repurchased for cash                         (671,100)            (741)        (796,200)           (826)
                                              -------------    -------------    -------------    ------------

  Balance, end of period                        116,338,678       $  129,168      116,270,931       $ 128,079
                                              =============    =============    =============    ============

================================================================================
COMPTON PETROLEUM CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
June 30, 2003
--------------------------------------------------------------------------------


5.     CAPITAL STOCK (CONTINUED)


c)     FLOW-THROUGH SHARES

       During 2002, common shares issued for cash include 3,085,175 common shares issued on a flow-through basis. Under the terms of the current year flow-through agreement, the Company is required to expend $17.6 million on qualifying oil and natural gas expenditures prior to December 31, 2003. As at June 30, 2003, the Company had incurred $17.6 million of qualifying expenditures.

d)     NORMAL COURSE ISSUER BID

       The Company's Normal Course Issuer Bid program commenced on February 29, 2000 and was renewed on March 8, 2003. The program will expire on March 7, 2004, unless terminated earlier by the Company. During the six months ended June 30, 2003 - 671,100 common shares were purchased at an average price of $5.23 per share (December 31, 2002 - 796,200 shares at an average price of $3.80 per share). All common shares purchased under the program are subsequently cancelled by the Company.

6.     STOCK-BASED COMPENSATION PLANS

       The Company has implemented a Stock Option Plan, for directors, officers and employees. At June 30, 2003 - 11,108,081 (December 31, 2002 -
       10,356,528) options with exercise prices between $0.60 and $6.08 were outstanding and exercisable at various dates to May 9, 2013. The exercise price of each option equals the market price of the Company's common shares on the date of the grant.

a)     STOCK OPTIONS

       The following table summarizes information relating to share options:

                                                   JUNE 30, 2003                      DECEMBER 31, 2002
                                                   -------------                      -----------------

                                                           WEIGHTED                               WEIGHTED
                                                           AVERAGE                                AVERAGE
                                            NUMBER         EXERCISE               NUMBER          EXERCISE
                                         OF OPTIONS          PRICE              OF OPTIONS          PRICE
                                        ============       ========            ============       ========
FIXED OPTIONS
Outstanding, beginning                    10,356,528       $   2.21               9,829,334       $   2.03
 Granted                                   1,554,500       $   5.40               1,669,570       $   4.00
 Exercised                                  (723,847)      $   2.46                (526,506)      $   2.65
 Cancelled                                   (79,100)      $   4.33                (615,870)      $   3.83
                                         -----------       --------             -----------       --------

 Outstanding, ending                      11,108,081       $   2.62              10,356,528       $   2.21
                                         ===========       ========             ===========       ========

 Options exercisable, ending               7,663,439       $   1.78               7,691,288       $   1.63
                                         ===========       ========             ===========       ========

================================================================================
COMPTON PETROLEUM CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
June 30, 2003
--------------------------------------------------------------------------------


6.     STOCK-BASED COMPENSATION PLANS (CONTINUED)


       The Company has elected to follow the intrinsic value method of accounting for stock-based compensation arrangements. Since all options were granted with an exercise price equal to the market price at the date of the grant, no compensation cost has been charged to earnings at the time of the option grants. Had compensation cost for the Company's stock options been determined based on the fair market value at the grant dates of the awards consistent with the fair value method of accounting, the Company's net earnings and net earnings per share for the six months ended June 30, 2003 and the year ended December 31, 2002 would have been the pro forma amounts indicated below:

                                                     2003            2002
                                                  ---------       ---------
Net earnings
   As reported                                    $  96,644       $  18,798
   Pro forma                                      $  95,622       $  16,577

Net earnings per common share - basic
   As reported                                    $    0.83       $    0.17
   Pro forma                                      $    0.82       $    0.15

Net earnings per common share - diluted
   As reported                                    $    0.79       $    0.16
   Pro forma                                      $    0.78       $    0.14


       The weighted average fair market value of options granted in the six months ended June 30, 2003 and year ended December 31, 2002 are $3.25 and $3.00 per option, respectively. The fair value of each option granted was estimated on the date of grant using the Modified Black-Scholes option-pricing model with the following assumptions:


                                                       2003            2002
                                                     ---------       ---------
Risk-free interest rate                                  4.8%            5.2%
Estimated hold period prior to exercise (years)            8              10
Volatility in the price of the Company's shares        55.91%          62.47%


b)     SHARE APPRECIATION RIGHTS

       Handbook Section 3870, also requires recognition of compensation costs with respect to changes in the intrinsic value for the variable component of fixed options. During the period ended June 30, 2003 and 2002, there were no significant compensation costs related to the outstanding variable component of these options. The liability related to the variable component of these options amounts to $2.5 million, which is included in accounts payable as at June 30, 2003 (December 31, 2002 - $3.2 million).

================================================================================
COMPTON PETROLEUM CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
June 30, 2003
--------------------------------------------------------------------------------


7.     PER SHARE AMOUNTS

The weighted average number of common shares outstanding during the period, calculated under the treasury stock method, used in computing basic earnings per share was 116,366,856 (2002 - 113,305,745). In computing diluted earnings per share, 5,936,799 shares were added to the weighted average number of common shares outstanding during the period ended June 30, 2003 (2002 - 4,933,480 shares) for the dilutive effect of employee stock options and warrants. No adjustments were required to reported earnings in computing diluted per share amounts.


8.     FUTURE INCOME TAXES

During the period ended June 30, 2003, federal and provincial tax rate reductions were substantially enacted into legislation. The federal government proposes a number of resource taxation reductions to be phased in over the next five year period, 2003 - 2007, including eliminating the resource allowance and allowing the deduction of crown royalties as well as reducing the general corporate rate from 28% to 21%. The provincial government has reduced the general corporate rate from 13% to 12.5% beginning in 2003. The effect of these changes has been recognized during the period resulting in a future income tax expense recovery as outlined below.

                                                  Three Months Ended                    Six Months Ended
PROVISION FOR FUTURE INCOME TAXES                       June 30,                             June 30,
($000s)                                         2003             2002                2003               2002
=================================             ========         ========            ========           ========
Future income taxes                           $ 13,973         $  6,732            $ 34,996           $  9,294
Future tax rate reduction                      (37,130)              --             (37,130)                --
                                              --------         --------            --------           --------
Total                                         $(23,157)        $  6,732            $ (2,134)          $  9,294
                                              ========         ========            ========           ========


9.    SUPPLEMENTAL CASH FLOW INFORMATION

Amounts actually paid during the period relating to interest expense and capital taxes are as follows:


                                    Three Months Ended                    Six Months Ended
                                          June 30,                             June 30,
($000s)                           2003             2002               2003               2002
=========================        =======          =======            =======            =======
Interest paid                    $11,053          $   670            $12,098            $ 2,869
Capital taxes paid                 1,486            1,115              1,486              1,133
                                 -------          -------            -------            -------
                                 $12,539          $ 1,785            $13,584            $ 4,002
                                 =======          =======            =======            =======


--------------------------------------------------------------------------------

CORPORATE  INFORMATION

Compton Petroleum Corporation is a Calgary-based independent public company actively engaged in the exploration, development and production of natural gas, natural gas liquids and crude oil in the Western Canada Sedimentary Basin. The Company's capital stock trades on the Toronto Stock Exchange (TSX) under the symbol CMT, and is included in both the S&P/TSX Composite Index and the TSX Mid-Cap Index.

For further information: Compton Petroleum Corporation, Ernie G. Sapieha, President & C.E.O. or Norm G. Knecht, V.P. Finance & C.F.O., Telephone: (403) 237-9400, Fax (403) 237-9410.
Website : www.comptonpetroleum.com      Email: investorinfo@comptonpetroleum.com